

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

January 24, 2008

Via U.S. Mail

Thomas Chan-Soo Kang, Chief Executive Officer
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

> **Re:** **North Asia Investment Corporation**
> **Registration Statement on Form S-1**
> **Filed December 28, 2007**
> **File No. 333-148378**

Dear Mr. Chan-Soo Kang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Where comments on one section also relate to disclosure in another section,
        please make parallel changes to all affected disclosure. This will eliminate the
        need for us to repeat similar comments.

2.   Prior to effectiveness, please have a representative from the American Stock
        Exchange or AMEX call the staff to confirm that your securities have been
        approved for listing. In addition, please supplement your disclosure on page 86
        regarding your compliance with AMEX listing standards and applicable
        Commission rules and regulations with respect to the identity of independent
        directors and required board committee members.

3.   Please inform us supplementally if the amount of compensation allowable or
        payable to the underwriter has received clearance by the Financial Industry
        Regulatory Authority (formerly the NASD). In addition, prior to effectiveness of
        the registration statement, please provide the staff with the copy of the no
        objections letter you receive from FINRA.

4.   We note that you have not filed most of your exhibits. Please submit all material
        exhibits in order to facilitate our review of your filing. We may have further
        comment upon our review.

5.   As you may know, there are updating provisions in Rule 3-12 of Regulation S-X
        that you may need to consider if your registration statement is not declared
        effective by February 14, 2008.

Redemption, page 5

6.   Please discuss whether the underwriter has the right to consent before the
        company can exercise its redemption right, and if so, discuss in the appropriate
        section the conflicts of interest that result from such right.

Limited Payments to Insiders, page 9

7.   You disclose that you will not pay any fees, reimbursements, or cash payments to
        your insiders in connection with your activities leading up to, and including, your
        business combination. Please revise to clarify whether this statement is designed
        to encompass all forms of compensation – such as stock, options, etc.

Conversion rights for shareholders voting to reject the extended period …, page 13

8.   In this section, please clarify whether there are any specific requirements that
        shareholders tender their shares, provide certificated shares or meet other timely

requirements either before or after a meeting to vote on a proposed business combination, and how shareholders will be notified of these requirements.

Liquidation if no business combination, page 15

9. Please disclose any liabilities and obligations that will not be covered by the sponsors.

Risk factors, page 18

10. Please avoid statements that mitigate the risk you present. For example, rather than stating that "we cannot assure" or "there is no guarantee" of a particular outcome, delete such language and state the extent of each risk plainly and directly. In addition, clauses that begin with "however" also require revision.

11. Eliminate generic risks that apply to all public or all newly public companies, including the risk factor titled "Compliance with the Sarbanes-Oxley Act of 2002."

Because there are numerous companies …, page 19

12. If known or reasonably obtainable, please disclose the number of blank check companies that have dissolved prior to finding an acquisition target and/or are currently in the process of dissolving. In addition, indicate the aggregate amount of funds raised by the blank check companies that have completed their initial public offerings and the aggregate amount of funds sought to be raised by the blank check companies currently in registration. Also, revise to indicate the number of blank check companies that have completed business combinations. Please ensure that you update this disclosure throughout the registration process.

Our ability to successfully effect a business combination…, page 24

13. Please specify the approximate percentage of professional time that your officers will devote to your business and affairs. Also, include sufficient detail in the biographical sketches to enable the reader to understand the amount of time your directors and part-time officers will devote to your business. State explicitly in the caption of this risk factor that they will devote most of their professional time to other businesses, if accurate. In this regard, we note your disclosure at page 83 stating that "our executive officers will spent [sic] at least 10 hours per week in identifying a suitable business combination."

Our founders and sponsors have waived their rights …, page 25

14.   Please revise to indicate that, because your existing shareholders have a lower cost basis in their investment, it allows them to profit from a business combination transaction even though the business combination transaction might be unprofitable for the public shareholders.

Risks related to operations in ROK and PRC, page 34

15.   We note your disclosure in this section and throughout your filing regarding the risks that may result if your target business is located in the ROK or PRC. Please add a risk factor indicating, if true, that although you intend to focus on identifying a prospective business in the ROK or PRC, your target business may be located in another country, which would subject you to economic, social, legal and political risks specific to the other country.

16.   We note your disclosure in this section regarding certain respects in which the ROK and PRC economies differ from the economies of most developed countries. Elsewhere in the document, provide additional detail to indicate for each such item how these economies differ. For example, indicate whether the amount of government involvement is more or less than in most developed countries.

Use of Proceeds, page 57

17.   Please revise the "working capital funded from net proceeds" portion of the Use of Proceeds table to address the repayment of the $100,000 loan made by Thomas Chan-Soo Kang.

Established comprehensive deal-sourcing network, page 68

18.   We note your discussion of management's deal sourcing capabilities. Please revise to specifically identify any affiliates of management that will play a role in finding targets for business combinations.

Management, page 84

19.   Please include a statement indicating, if true, that none of your officers or directors currently resides within the United States.

20.   Please clarify, in a separately captioned paragraph, whether there are any family relationships among your officers and directors.

21.   Please provide a complete biographical sketch for each named individual for the past five years. For example, please include information regarding Mr. Han's

activities from December 2006 to the present.

Executive Compensation, page 85

22.   You state that none of your executive officers has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by or paid to the named executive officers and directors for all services rendered in all capacities.

Conflicts of Interest, page 87

23.   According to the third bullet point on page 88, officers and directors are free to become affiliated with other blank check companies or entities engaged in similar business activities. Please clarify if officers and directors are free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business.

Taxation, page 103

24.   Please revise to eliminate the language indicating that readers "should consult" with their own advisors, although you may suggest this course of action.

25.   We note that at page 109 you disclose the adverse tax consequences of your Foreign Subsidiary being classified as a passive foreign investment company. Please clarify what will happen if your Foreign Subsidiary is not deemed to be a passive foreign investment company.

Financial Statements, page F-1

Audit Opinion, page F-2

26.   We note that your audit report is not signed by your auditors. Please obtain and file an audit report from your auditors that complies with Rule 2-02(a)(2) of Regulation S-X. On a related point, please obtain a signed consent from your auditors and include it with an amendment to your filing.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at (202) 551-3744 or, in her absence, Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: K. Hiller
        T. Towner
        S. Donahue

        via facsimile
        David Alan Miller, Esq.
        (212) 818-8881